FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Telefónica — Purchase Share Plan for employees	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
On June 23, 2009, the Annual General Shareholders’ Meeting of TELEFÓNICA approved an incentive TELEFÓNICA’s share purchase plan (“Purchase Share Plan for Employees of the Telefónica Group” or “the Plan”), for employees and Executive Directors of the Telefónica Group at international level, including senior managers and other executive personnel.
Throughout the Plan, it is offered to the employees the possibility of acquiring shares of TELEFÓNICA with the commitment from the latter to deliver free of charge to the recipients who sign up for the Plan a certain number of additional shares in TELEFÓNICA, provided that certain requirements are met.
It is hereby attached as Annex the list of the beneficiaries of the first cycle of this Plan who are Directors and Executive Officers.
Madrid, September 17, 2010.

Telefónica, S.A.
ANNEX
Communication of remuneration plans for Director or Executive Officers granted by listed companies
(Royal Decree 1362/2007, with regard to transparency requirements related to information of the issuers whose securities are admitted to trading on a secondary official market)
LIST OF DIRECTORS AND EXECUTIVE OFFICERS WHO ARE BENEFICIARIES OF THE PLAN
I.- Executive Directors.

		Number of shares	Percentage of share
First name and surname	Position in the Company	received	capital
Mr. César Alierta Izuel	Executive Chairman	5 shares	0.00%
Mr. Julio Linares López	Chief Operating Officer	5 shares	0.00%

Telefónica, S.A.
II.- Executive Officers.

		Number of shares	Percentage of share
First name and surname	Position in the Company	received	capital
Mr. Guillermo Ansaldo Lutz	Chairman of Telefónica Spain	5 shares	0.00%
Mr. Matthew Key	Chairman of Telefónica Europe	5 shares	0.00%
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors	5 shares	0.00%
Mr. Calixto Ríos Pérez	Internal Auditing Manager	5 shares	0.00%

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 17, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors